December 2, 2010

Mr. Jerold E. Novack
Chief Financial Officer
Bluerock Enhanced Multifamily Trust, Inc.
399 Park Avenue, Suite 3200
New York, New York 10022

> **Re: Bluerock Enhanced Multifamily Trust, Inc.**
> **Item 4.02 Form 8-K**
> **Filed on November 17, 2010**
> **File No. 333-153135**

Dear Mr. Jerold E. Novack:

We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

Sincerely,

Wilson K. Lee
Staff Accountant